

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Joseph Johnson III
Partner
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

> **Re: Anika Therapeutics, Inc.**
> **Preliminary Proxy Statement filed March 27, 2023**
> **File No. 001-14027**

Dear Joseph Johnson III:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposal 1: Election of Directors, page 11

1. We note the following disclosure on page 11 and in the form of proxy card that if "you vote "FOR" more than two (2) nominees on your **WHITE** proxy card, your shares will be voted "FOR" each of the Board recommended nominees and "WITHHOLD" on the Caligan nominees." Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

Annex A, page A-1

2. Revise the various references to individuals who "may be deemed" participants to avoid inserting doubt as to the individuals' status and to be consistent with the definition of participant in instruction 3 to Item 4 of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions